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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

13012281

400

SEC
Mail Processing
Section

MAR 1 – 2013

Washington DC
400

SEC FILE NUMBER

8 - 66972

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/01/12___ AND ENDING ___12/31/12___
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
    Frontier Solutions, LLC.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

MAR 0 1 2013

REGISTRATIONS BRANCH

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___4200 Northside Parkway, Building 11 Suite 200___
                        (No. and Street)

Atlanta	GA	30327
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

___Deborah Terry___   ___(404) 879-5153___
                                                (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
                (Name – *if individual, state last, first, middle name*)

5918 West Courtyard Drive, Ste 500	Austin	Texas	78730
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
    ■ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
Information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, _____George D. Vick_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Frontier Solutions, LLC_____ , as of
_____December 31, 20___12___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____NONE_____

_____

_____

_____

Signature

_____Chief Compliance Officer_____
Title

_____
Notary Public

my Commission expires 8-16-14

This report** contains (check all applicable boxes):
- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



FRONTIER SOLUTIONS, LLC
(A Wholly Owned Subsidiary of Aspen Partners, LTD.)

Financial Statements and Supplemental Schedule
December 31, 2012

(With Independent Auditors' Report Thereon)

FRONTIER SOLUTIONS, LLC
(A Wholly Owned Subsidiary of Aspen Partners, LTD.)
Index to Financial Statements and Supplemental Schedule
December 31, 2012



PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Member's
 Frontier Solutions, LLC
 (A Wholly Owned Subsidiary of Aspen Partners, Ltd.):

Report on the Financial Statements
We have audited the accompanying statement of financial condition of Frontier Solutions, LLC (A Wholly Owned Subsidiary of Aspen Partners, Ltd.) as of December 31, 2012, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Frontier Solutions, LLC (A Wholly Owned Subsidiary of Aspen Partners, Ltd.) as of December 31, 2012, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

5918 West Courtyard Drive, Suite 500 • Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895
PMB HELIN DONOVAN, LLP   A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

WWW.PMBHD.COM
LOCATIONS IN ILLINOIS, CALIFORNIA, TEXAS & WASHINGTON



PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

Report on Other Legal and Regulatory Requirements

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, TX
February 27, 2013

FRONTIER SOLUTIONS, LLC
(A Wholly Owned Subsidiary of Aspen Partners, Ltd.)
Statement of Financial Condition
December 31, 2012

ASSETS

Cash	$	179,807
Placement fees receivable		377,977
Other receivables		28,079
Prepaid expenses and other assets		23,371
TOTAL ASSETS	$	609,234

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	411,856
Related party payables		6,227
TOTAL LIABILITIES		418,083
TOTAL MEMBER'S EQUITY		191,151
TOTAL LIABILITIES AND MEMBERS'S EQUITY	$	609,234

See notes to financial statements and independent auditors' report.

FRONTIER SOLUTIONS, LLC.
(A Wholly Owned Subsidiary of Aspen Partners, Ltd.)
Statement of Income
For the Year Ended December 31, 2012

REVENUE	$	2,870,065
EXPENSES:		
Commissions expense		2,703,233
Employee compensation and benefits		37,997
Communications		3,565
Occupancy		2,700
Professional fees		7,920
Office expense and supplies		691
Regulatory fees		8,211
Other expenses		4,479
Total expenses		2,768,796
NET INCOME	$	101,269

See notes to financial statements and independent auditors' report.

(A Wholly Owned Subsidiary of Aspen Partners, Ltd.)
Statement of Changes in Member's Equity
For the Year Ended December 31, 2012

Balances at January 1, 2011	$	144,882
Net income for the year ended December 31, 2012		101,269
Distributions to member		(55,000)
Balance at December 31, 2012	$	191,151

See notes to financial statements and independent auditors' report.

FRONTIER SOLUTIONS, LLC
(A Wholly Owned Subsidiary of Aspen Partners, Ltd.)
Statement of Cash Flows
For the Year Ended December 31, 2012

Cash flows from operating activities:		
Net income	$	101,269
Adjustments to reconcile net income to		
net cash provided by operating activities:		
Change in operating assets and liabilities:		
Placement fees receivable		(350,659)
Related party receivable		15,727
Other receivables		(20,891)
Prepaid expenses and other assets		(7,278)
Related party payable		6,227
Accounts payable and accrued expenses		384,538
Net cash provided by operating activities		128,933
Cash flows from investing activities:		
Net cash used in investing activities		-
Cash flows from financing activities:		
Distributions to member		(55,000)
Net cash used in financing activities		(55,000)
Net increase in cash		73,933
Cash at beginning of year		105,874
Cash at end of year	$	179,807
Supplemental Disclosures		
Cash paid for:		
Income taxes	$	-
Interest	$	-

See notes to financial statements and independent auditors' report.

FRONTIER SOLUTIONS, INC.
(A Wholly Owned Subsidiary of Aspen Partners, Ltd.)
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2012

Total member's equity qualified for net capital		$ 191,151
Less:		
Other deductions or allowable credits		-
Total capital and allowable subordinated liabilities		191,151
Deductions and/or charges		
Non-allowable assets:		
Other receivables	28,079	
Prepaid expenses and other assets	23,371	(51,450)
Net capital before haircutes on securities positions		-
Haircuts on securities		-
Undue concentration		-
Net capital		$ 139,701
Aggregate indebtedness		
Accounts payable and accrued liabilities		411,856
Payable to related party		$ 6,227
Total aggregate indebtedness		$ 418,083
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or		
6 2/3% of aggregate indebtedness)		$ 27,872
Net capital in excess of minimum requirement		$ 111,829
Ratio of aggregate indebtedness to net capital		2.99 to 1

Note: The above computation does not differ from the computation of net capital
under Rule 15c3-1 as of December 31, 2012 as filed by Frontier Solutions, LLC
on Amended Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

See notes to financial statements and independent auditors' report.

FRONTIER SOLUTIONS, LLC
(A Wholly Owned Subsidiary of Aspen Partners, Ltd.)
Notes to Financial Statements
December 31, 2012

Note 1 - Nature of Business

Frontier Solutions, LLC ("the Company") was organized on May 3, 2005 and is engaged in the business of providing marketing and distribution services for the investment programs of Aspen Partners, Ltd. The Company is a wholly owned subsidiary of Aspen Partners, Ltd. ("the Parent) and was incorporated in the State of Georgia on May 3, 2005. The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company provides registration and compliance services for registered representatives engaged in third-party marketing as independent contractors to private investment funds. As the Company does no retail business it has no clearing firm, and clears no trades.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of the Rule. Under these exempt provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Note 2 - Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial instruments
The carrying amounts of the Company's financial assets such as cash, receivables, prepaid expenses and other assets approximate fair value due to the short-term maturities of these instruments.

Securities Transactions
Purchases and sales of securities are recorded on a trade date basis. Commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission revenue and related expenses are recorded on a trade date basis.

Trading Profit
Trading profits include gains and losses on securities traded as well as adjustments to record securities positions at market value.

Revenue and Expense Recognition
Revenues and expenses are recognized on the accrual basis. Revenues are recognized in the period earned and expenses when incurred.

7

FRONTIER SOLUTIONS, LLC
(A Wholly Owned Subsidiary of Aspen Partners Ltd.)
Notes to Financial Statements
December 31, 2012
(Continued)

Subsequent Events

The Company evaluates events that occur subsequent to the balance sheet date of periodic reports, but before financial statements are issued for periods ending on such balance sheet dates, for possible adjustment to such financial statements or other disclosure. This evaluation generally occurs through the date at which the Company's financial statements are electronically prepared for filing with FINRA. For the financial statements as of and for the period ending December 31, 2012, this date was February 27, 2013.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital of $5,000 or 6.667% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2012, the Company had net capital of approximately $140,000 and net capital requirements of $27,872. The Company's ratio of aggregate indebtedness to net capital was 2.99 to 1.

Note 4 - Related Party Transactions

The Company has a revenue sharing agreement with its Parent under which the Parent may transfer, on a monthly basis, up to 50% of its gross revenues generated from management fees, performance based fees, and administrative fees of all investment products for which registered representatives of the Company are paid a commission. During the year ended December 31, 2012, the Company did not pay commissions to the registered representatives associated with the Parent's investment products; therefore, no revenues were allocated to the Company.

During the year ended December 31, 2012, the Company had an expense sharing agreement with its Parent. The expense sharing agreement details certain expenses which may be assumed by its Parent, which are related to the Company's business as a broker-dealer. As of December 31, 2012, the Parent paid expenses on behalf of the Company in the approximate amount of $45,000 which is included in the statement of income of the Company as of December 31, 2012. At December 31, 2012, the Company had a related party payable of $6,227 due to the Parent for expenses under the agreement.

Note 5 - Commitment and Contingencies

Concentrations and Off Statement of Financial Condition Risk

The Company deposits its cash with financial institutions. Periodically such balances may exceed applicable FDIC insurance limits. On November 9, 2010, the FDIC issued a Final Rule implementing section 343 of the Dodd-Frank Wall Street Reform and Consumer Protection Act that provides for unlimited insurance coverage of noninterest-bearing transaction accounts. Beginning December 31, 2010, through December 31, 2012, all noninterest-bearing transaction accounts are fully insured, regardless of the balance of the account, at all FDIC-insured institutions. During year ended December 31, 2012, the Company did not have cash balances in excess of the then current federally insured limits.



PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL

The Board of Directors of and Member's
 Frontier Solutions, LLC
 (A Wholly Owned Subsidiary of Aspen Partners, Ltd.):

In planning and performing our audit of the financial statements and supplemental schedules of Frontier Solutions, LLC (A Wholly Owned Subsidiary of Aspen Partners, Ltd.) (the Company) as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, recordation of differences required by rule 17a-13, or

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.



PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for use of the Board of Directors, member's, and management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 27, 2013



PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

Agreed-Upon Procedures Report Regarding Form SIPC-7

The Board of Directors of and Member's
  Frontier Solutions, LLC (A Wholly Owned Subsidiary of Aspen Partners, Ltd.):

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Frontier Solutions, LLC (A Wholly Owned Subsidiary of Aspen Partners, Ltd.) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Frontier Solutions, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Frontier Solutions, LLC's management is responsible for the Frontier Solutions, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our finding are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries noting no differences;

2. Compared the amounts for the year ended December 31, 2012, as contained within the report on the audited Form X-17A-5 for the year ended December 31, 2012, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in the Form SIPC-7 and in the supporting schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7, on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would be been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 27, 2013

5918 West Courtyard Drive, Suite 500 • Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895   WWW.PMBHD.COM
PMB HELIN DONOVAN, LLP A MEMBER OF RUSSELL BEDFORD INTERNATIONAL   LOCATIONS IN ILLINOIS, CALIFORNIA, TEXAS & WASHINGTON

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended 12/31 , 20 12
(Read carefully the Instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Frontier Solutions LLC
4200 Northside Parkway
Building 11 Suite 200
Atlanta, GA 30327

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 7175

   B. Less payment made with SIPC-6 filed (exclude interest)   (2395   )
      8-10-12
      Date Paid

   C. Less prior overpayment applied   (   )

   D. Assessment balance due or (overpayment)   4780

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ 4780

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 4780

   H. Overpayment carried forward $(   )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Frontier Solutions LLC
(Name of Corporation, Partnership or other organization)

Deborah N Derry
(Authorized Signature)

CFO
(Title)

Dated the 27 day of February , 20 12 .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____   _____   _____
        Postmarked   Received   Reviewed

Calculations_____   Documentation_____   Forward Copy_____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1   , 20 12
and ending 12/31   , 20 12
Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2870065

2b. Additions:
  (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

  (2) Net loss from principal transactions in securities in trading accounts.

  (3) Net loss from principal transactions in commodities in trading accounts.

  (4) Interest and dividend expense deducted in determining item 2a.

  (5) Net loss from management of or participation in the underwriting or distribution of securities.

  (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

  (7) Net loss from securities in investment accounts.

    Total additions

2c. Deductions:
  (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

  (2) Revenues from commodity transactions.

  (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

  (4) Reimbursements for postage in connection with proxy solicitation.

  (5) Net gain from securities in investment accounts.

  (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

  (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

  (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

  (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

    (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

    Enter the greater of line (i) or (ii)

    Total deductions   -0-

2d. SIPC Net Operating Revenues $ 2870065

2e. General Assessment @ .0025 $ 7175
                                                                   (to page 1, line 2.A.)

2